12g 3-2(b)
82-4890

Westone Ventures Inc.

Interim Financial Statements
(unaudited - see notice to reader)

Nine month interim period ended August 31, 2003

dw 11/18

NOTICE TO READER

We have compiled the interim balance sheet of Westone Ventures Inc. as at August 31, 2003 and the interim statements of operations and deficit and cash flows for the nine month interim period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
October 21, 2003

Chartered Accountants

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Interim Balance Sheet
(unaudited - see notice to reader)

	As at August 31 2003	As at November 30 2002
Assets		
Current		
Cash	$ 62,099	$ 75,854
Goods and services tax receivable	5,452	7,825
	$ 67,551	$ 83,679
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 13,200	$ 12,740
Advances from related party (note 3)		65,000
Advances from director (note 4)	634,770	506,164
	647,970	583,904
Share capital and deficit		
Share capital (note 6)	1,515,937	1,450,937
Deficit	(2,096,356)	(1,951,162)
	(580,419)	(500,225)
	$ 67,551	$ 83,679

Approved on behalf of the board

Director

Director

See accompanying notes

Westone Ventures Inc.
Interim Statement of Operations
(unaudited – see notice to reader)

Nine month interim period ended August 31	2003	2002
Revenue	$ -	$ -
Expenses		
Consulting fees	**67,750**	46,729
Office and occupancy costs	**24,712**	23,814
Professional fees	**20,543**	10,053
Advertising and promotion	**15,689**	-
General and administrative	**9,646**	-
Listing fees	**6,750**	4,675
Interest and bank charges	**104**	94
	145,194	85,365
Loss for the interim period	$ **(145,194)**	$ (85,365)
Basic earnings per share	$ **(0.008)**	$ (0.005)
Diluted loss per share	$ **(0.008)**	$ (0.005)
Weighted average number of shares outstanding	**17,551,439**	16,680,401

See accompanying notes

Westone Ventures Inc.
Interim Statement of Deficit
(unaudited – see notice to reader)

Nine month interim period ended August 31	2003	2002
Deficit, beginning of period	**$ (1,951,162)**	$ (1,805,925)
Loss for the interim period	**(145,194)**	(85,365)
Deficit, end of interim period	**$ (2,096,356)**	$ (1,891,290)

See accompanying notes

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited – see notice to reader)

Nine month interim period ended August 31	2003	2002
Cash flows from operating activity		
Cash paid to suppliers	$ (142,361)	$ (87,185)
	(142,361)	(87,185)
Cash flows from investing activities		
Advances from related party	(65,000)	50,000
Purchase of investments	-	(1,500)
	(65,000)	48,500
Cash flows from financing activities		
Advances from director	128,606	(168,995)
Issuance of share capital	65,000	152,460
	193,606	(16,535)
Decrease in cash	(13,755)	(55,220)
Cash, beginning of interim period	75,854	85,919
Cash, end of interim period	$ 62,099	$ 30,699

See accompanying notes

1. Nature of operations

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

2. Significant accounting policies

(a) Loss per share

The loss per share is calculated using the weighted average number of common shares outstanding during the year.

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the year available to common shareholders	$(145,194)	17,551,439	$(0.008)
Effect of dilutive securities (Note A)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(145,194)	17,551,439	$(0.008)

Note A

Options to purchase the remaining 179,000 shares at $0.0666 per share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding in the year ended November 30, 2002, but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. The options expired on August 17, 2003.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that

2. Significant accounting policies, continued

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. Related party transactions

The following transactions have occurred during the period. These transactions are in the normal course of operations and are measured at their exchange amounts.

Management fees paid to director	$ 45,250
Occupancy costs paid to related party	$ 24,712
Advances from director	$ 128,606
Issuance of common shares (note 6)	$ 65,000

The related party is related to the company through a common director. As at August 31, 2003 the amounts owing to the director was $634,770.

4. Advances from director

The advances from director are due on demand and are non-interest bearing with the exception of a promissory note issued by company in the amounts of $80,000 to its director. The note payable are due on demand with interest at the rate of 10% per annum. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as a long-term liability in these financial statements.

5. Significant event

Westone Ventures Inc. (the company) entered into negotiations to acquire 100% of the issued and outstanding shares of a company (Targetco). Targetco is involved in the protection and security services business.

As at August 31, 2003, the agreements related to this transaction have not been finalized. Therefore, these financial statements have not been consolidated with the accounts of Targetco.

6. **Share capital**

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	**6,400,000**	-
Balance at November 30, 1998	**9,600,000**	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**	254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**	19,847
Balance at November 30, 2001	**15,996,000**	1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	**1,524,600**	152,460
Issuance of common shares; private placement; August 19, 2003 ($0.10 per shares)	**650,000**	65,000
Balance at August 31, 2003	**18,170,600**	$ 1,515,937

The company follows the accounting policy of reducing the proceeds from the issue of new

shares by the costs directly related to the issuance.

6. **Share capital, continued**

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation entered into a Directors' and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003

On June 1, 2000, through private placement, the Corporation issued 2,000,000 units at $0.24 per unit, with each unit consisting of one common share and one warrant to purchase an additional common share at $0.10/share if exercised on or before the expiration of two years from the date of the warrants, $0.15/share in the third, $0.20/share in the fourth, and $0.25/share in the fifth year from the date of the warrants.

On December 28, 2000 the Corporation entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the Corporation. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005.

On August 19, 2003, through private placement, the Corporation issued 650,000 common shares at $0.10 per share to Richfield Explorations Inc. in settlement of money recently advanced to the corporation by Richfield Explorations Inc. The holder of securities shall not trade the securities before August 20, 2004.

7. **Going concern considerations**

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

8. Income taxes

For income tax purposes, the company has non-capital losses carried forward in the amount of $439,015, which can be applied to reduce future years' taxable income from the company's current or substantially similar business as follows:

Amount	Year
$ 81,611	2007
$212,167	2008
$145,237	2009

In addition, the company has resource expenditures for which the tax deduction has been deferred.

9. Financial instruments

Financial instruments consist of recorded amounts of accounts payable and accruals, advances from related party and advances from director which will result in future cash outlays.

a) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

10. Comparative figures

These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended November 30, 2002.